

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via E-mail</u>
Mr. Floyd C. Wilson
Chief Executive Officer
Petrohawk Energy Corporation
1000 Louisiana
Suite 5600
Houston, TX 77002

      Re: Petrohawk Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              File No. 001-33334

Dear Mr. Wilson:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Mark C. Shannon

                    Mark C. Shannon
                    Branch Chief